Exhibit 99.3

Magal Security Systems Ltd.
P.O. Box 70, Industrial Zone, Yehud 56100, Israel

September 14, 2016

To holders of ordinary shares of Magal Security Systems Ltd.:

Enclosed are the prospectus supplement and other materials relating to a Rights Offering by Magal Security Systems Ltd.  Please carefully review the prospectus, which describes how you can participate in the Rights Offering.  You will be able to exercise your subscription rights to purchase ordinary shares only during a limited period.  You should also refer to the detailed Instructions as to Use of Subscription Certificates, which is attached to this letter.  All exercises of subscription rights are irrevocable.

The following is a summary of the terms of the Rights Offering:

☐
You will receive one non-transferable subscription right for every eight ordinary shares you hold of record at the close of business on September 9, 2016.  We will not issue fractional subscription rights or cash in lieu of fractional subscription rights.  Fractional subscription rights will be rounded down to the nearest whole number

☐
You may purchase three ordinary shares, par value NIS 1.00 of Magal Security Systems Ltd. for each whole subscription right you receive at a subscription price of $11.58 (reflecting a price of $3.86 per ordinary share).

☐
If you exercise in full the subscription rights issued to you, you may subscribe for additional ordinary shares through the Over-Subscription right, as more fully described in the prospectus supplement.

☐
The Rights Offering will expire at 5:00 p.m., New York City Time (midnight, Israel time), on September 30, 2016. We may not extend the expiration date of the Rights Offering. If you do not exercise your subscription rights before that time, they will expire and will have no monetary value.

☐	You cannot revoke or change the exercise of either your Subscription Rights or Over-Subscription Rights.

☐	If your ordinary shares are held in the name of a bank, dealer or other nominee, you must contact your bank, dealer or other nominee if you wish to participate in the Rights Offering.

If you have any questions concerning the Rights Offering, please feel free to contact us at (972) 3-5391444 or the Information Agent for the Rights Offering, D.F. King & Co. Inc., toll free at :888-626-0988.

Very truly yours, MAGAL SECURITY SYSTEMS LTD.